Filed by Anthem, Inc.

(Commission File No. 001-16751) pursuant

to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to

Rule 14a-6(b) under the Securities Exchange

Act of 1934

Subject Company: Cigna Corporation

Commission File No. 001-08323

Commission File No. for Registration Statement on

Form S-4 filed by Anthem, Inc.: 333-207218

The following information was made available on betterhealthcaretogether.com:

What They’re Saying

Aetna/Humana and Anthem/Cigna: Competition on ACA Exchanges Key Area of DOJ Inquiry, but Limited Overlap, Fragmented Markets, and Lowered Entry Barriers Render Lessening of Actual Competition Unlikely, The Capitol Forum, 14 September 2015

“Discussions with a number of health care economists and policy experts, however, indicate that neither merger is likely to lessen competition substantially on the public exchanges. Anthem and Cigna, in particular, market competing Qualified Health Plans (QHPs) in rating areas in just three states.”

“…overlap markets typically include numerous competitors. Anthem is a significant player on the ACA exchanges, with, as of Q2 2015, 893,000 covered lives. Cigna, by contrast, is a relatively insignificant competitor on the exchanges. “Anthem’s offerings are fairly competitive in a lot of markets, but Cigna’s been a non-player in the exchanges—it hardly ever shows up,” explains John Holahan, an Institute fellow in the Health Policy Center at the Urban Institute.”

How you Benefit

Providers:

See how we’re collaborating with providers to improve the health care system In the News:

Payment Reform: Anthem Pays for Adherence to Pathways, Oncology Times,

http://journals.lww.com/oncology-times/blog/PracticeMatters/pages/post.aspx?PostID=352

Oncology Times

Payment Reform: Anthem Pays for Adherence to Pathways

Posted by Lola Butcher at 11:11 AM, Thursday, September 3, 2015

Several years ago, I asked a Blue Cross and Blue Shield insurance executive why there was so much bad blood between oncologists and insurers, and he said something to the effect of “I’ll start trusting oncologists when they stop administering chemo to patients as they’re on the way to the morgue.”

That conversation came to mind when Jennifer Malin, MD, a medical oncologist and Staff Vice President for Clinical Strategy at Anthem, explained the company’s Cancer Care Quality Program to me. Anthem operates Blues plans in 14 states, making it one the nation’s largest insurers. And it recently announced a plan to acquire Cigna; if that goes through as planned, Anthem will cover 53 million lives by next year.

Instead of criticizing oncologists, though, Anthem is using payment reform, data-sharing, and a “we’re all in this together” attitude to encourage oncologists to improve the quality and lower the cost of the care they provide.

The basic payment reform Anthem is using is a financial incentive to encourage the use of cancer care pathways. The pathways for nearly 20 different types of cancer are posted online.

Here’s what I learned from our conversation:

Anthem’s payment reform initiative is called the Cancer Care Quality Program. How does this work?

Jen Malin: “When oncologists register their patients who are Anthem members with the program, they have the option of selecting a regimen that’s on a treatment pathway. When the treatment is on pathway, they are then eligible to submit a claim for additional reimbursement for treatment planning and care coordination of $350 per month.

“In addition to encouraging best practices through the use of pathways that are selected for being the most effective regimens with the best toxicity profile and the most cost-effective, the program will soon be providing data back to practices on their adherence to pathways and on some measures to help them evaluate how well they are doing in other areas of the practice and opportunities to improve care. Those include emergency room utilization and hospitalization for patients on treatment, as well as hospice use and admission to the intensive care unit at the end of life, which are two National Quality Forum-endorsed measures.”

Is this program available in all the states that Anthem operates in? Is it optional for oncologists—or mandatory if a physician wants to be in Anthem’s network?

“As of September 1, it is up and running in all 14 Anthem states, across all lines of business except Medicaid. That means it is available for fully-insured, self-insured, and Medicare Advantage members in all of our states.

“The program is optional from the standpoint that oncologists never have to select a pathway regimen, and in fact, we expect that there’s always going to be a good reason not to use a pathway treatment option in somewhere between 10 and 20 percent of cases. It is also optional to submit the claim without codes, and no one has to bill for it. So those two pieces are definitely optional.

“One of the ways that the program decreases the administrative burden is that Aim Specialty Health administers the program for Anthem. We have incorporated our prior-authorization requirements for drugs into the same operating system and process. So it is still a requirement to register the patient if the drug requires prior authorization; in those situations, it’s mandatory for practices in our network.”

How did Anthem decide on this program—as opposed to the oncology medical home and some of the other payment innovations that we are seeing around the country?

“There are a number of different efforts going on around the country, as you mentioned. The oncology medical home generally focuses on three areas:

•	Pathways;

•	Improving patient access to the practice so they can have better symptom management;

•	Improving palliative care.

“We are focusing on all three of those areas in terms of the quality aspects of the program, but the payment reform is currently tied to pathways. The reason is that we wanted this to be scalable across all of our in-network practices. I think most of the other models that have been implemented have generally required contract amendments, and not all practices have necessarily had the resources to be able to participate. We wanted to make our program something that any practice could participate in – the large groups as well as the one- and two-person practices.

“So this does not require a practice to have an electronic health record or any special technology. Regardless of where your practice is on the continuum of transforming and becoming an oncology medical home or a value-based practice, this provides you the opportunity to participate. It provides you additional resources for treatment planning and care coordination. And when you get your data from us, you will be able to start to focus on other aspects of changing your practice.”

How is the Cancer Care Quality Program working out so far? Can you tell whether it is improving patient care? Lowering your costs of care?

“Really important questions. We are just finishing the launch of the program in all 14 states so we have been in implementation mode this year in terms of adding regions and pathways. That being said, we are very enthusiastic because it does appear that most oncologists in our network are registering most of their patients.

“We have data on about 70 percent of the patients in our network who are starting chemo. It appears that, when a pathway is available, practices are selecting a pathway regimen, on average, between 60 and 65 percent of the time. We don’t have really good baseline data since we didn’t collect data before this program was in place.

“From our claims data, we are estimating that, prior to the program starting, practices were selecting regimens that would be considered on pathway about 40 to 50 percent of the time. So we think that there is a signal that there’s greater pathway adherence, which we think is a positive sign for improving the quality of care.

“In terms of the cost of care, we won’t have all the data for at least another year to year and a half. We do anticipate that in the next nine months or so, we should be able to start to look at other important outcomes, like hospitalizations during treatment. That is one important outcome that we think will be improved on pathways since those regimens are specifically selected to have better toxicity profiles.”

Will Anthem participate in the Oncology Care Model being launched by the Centers for Medicare and Medicaid Innovation (CMMI)?

“We did submit an application to be a payer partner with CMMI. We will not be adopting the model proposed by CMS, but we will proceed with our own model. We wrote letters of support for about 30 practices in our network that applied to participate. So once we hear which practices were selected, if CMS does want to work with Anthem and selects us as a partner, then there will be a memorandum of understanding that would be executed between Anthem and CMS, and we would work out ways to collaborate together, certainly on data sharing and using the same metrics and working together.

“We think this may provide a good opportunity for us to go beyond our model with that group of practices that is selected to participate with CMMI and give us the opportunity to test out some new innovations and pilot them with those groups.”

The American Society of Clinical Oncology has proposed its own payment reform model called Patient-Centered Oncology Payment. What do you think about that proposal?

“I’ve had the opportunity to review the proposal. I think it’s starting to move things in the direction that we all want to go, which is to really to think about paying more for the care that’s delivered to a patient, rather than specifically for a different chemo drug or different things that are done to patients.

“What’s really important to us as a payer is to have a system that is scalable and simple to implement within the current existing claims platform. That’s one of the big challenges with payment reform: We all want to change how services are paid for, but we are still stuck with the same type of codes and claims platforms we have had for years. Within the current existing claims platforms, it did not seem to us that the ASCO model would be that feasible for us to operationalize.”

Oncology practices are seeing many payment reform ideas. Do you expect that this will all shake out so that eventually there will be one payment model that all payers use to pay for cancer care? Or should practices expect to live with a great deal of variation in the way they get paid for the foreseeable future?

“I think payers all recognize that it’s important for practices to have enough consistency that they are not trying to do different things for different payers. That being said, in a free market system, none of us can openly communicate about how we pay for care. We can’t share prices, we can’t share contracts. So there’s a certain amount of variation that’s always going to exist in the current environment.

“But I do think there is definitely a recognition among all the payers that we need to have consistent approaches to measuring quality and value. And AHIP – America’s Health Insurance Plans – has been leading an effort that includes many private payers, as well as CMS. And it is including input from ASCO to try to help harmonize some of these issues.”

What do you want oncologists and practice managers to know about Anthem’s plans for payment reform?

“I want them to know that this is a dynamic process. We just launched the program. It took us a little over a year to get it fully launched. We are open to and hope to receive feedback from practices. Anyone can provide feedback on the program by going to our website. The web address is http://www.cancercarequalityprogram.com; and the email address is Cancer.Quality@Anthem.com.

“We really want this to be a dialogue and to learn from practices as they improve care. What are the best practices, and how can we spread those across our network so that all of our members can benefit?”

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between Anthem, Inc. (“Anthem”) and Cigna Corporation (“Cigna”), Anthem has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, containing a joint proxy statement of Anthem and Cigna that also constitutes a prospectus of Anthem. The registration statement was declared effective by the SEC on October 26, 2015. This communication is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other document that Anthem and/or Cigna have filed or may file with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF ANTHEM AND CIGNA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement containing the definitive joint proxy statement/prospectus and other documents filed with the SEC by Anthem or Cigna through the web site maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Anthem are available free of charge on Anthem’s internet website at http://www.antheminc.com or by contacting Anthem’s Investor Relations Department at (317) 488-6390. Copies of the documents filed with the SEC by Cigna are available free of charge on Cigna’s internet website at http://www.cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This document, and oral statements made with respect to information contained in this communication, contain certain forward-looking information about Anthem, Inc. (“Anthem”), Cigna Corporation (“Cigna”) and the combined businesses of Anthem and Cigna that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not generally historical facts. Words such as “expect(s),” “feel(s),” “believe(s),” “will,” “may,” “anticipate(s),” “intend,” “estimate,” “project” and similar expressions (including the negative thereof) are intended to identify forward-looking statements, which generally are not historical in nature. Such statements are subject to certain known and unknown risks and uncertainties, many of which are difficult to predict and generally beyond Anthem’s and Cigna’s control, that could cause actual results and other future events to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in Anthem’s and Cigna’s public filings with the U.S. Securities and Exchange Commission (the “SEC”). Important factors that could cause actual results and other future events to differ materially from the forward-looking statements made in this communication are set forth in other reports or documents that Anthem and/or Cigna may file from time to time with the SEC, and include, but are not limited to: (i) the ultimate outcome of the proposed transaction, including the ability to achieve the synergies and value creation contemplated by the proposed transaction, (ii) the ultimate outcome and results of integrating the operations of Anthem and Cigna, (iii) disruption from the merger making it more difficult to maintain businesses and operational relationships, (iv) the risk that unexpected costs will be incurred in connection with the proposed transaction, (v) the timing to consummate the proposed transaction and (vi) the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of required regulatory approvals. All forward-looking statements attributable to Anthem, Cigna or any person acting on behalf of Anthem and/or Cigna are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward- looking statements that speak only as of the date hereof. Except to the extent otherwise required by federal securities law, neither Anthem nor Cigna undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events or the receipt of new information. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and Cigna’s SEC reports.